Exhibit 99.1

NiCE is the Only Vendor Named a Gartner Customers’ Choice in Voice of the

Customer for Contact Center as a Service Report

A third-time recognition shaped by customers who rely on NiCE to deliver measurable results at scale

Hoboken, N.J., April 6, 2026 – NiCE (Nasdaq: NICE) today announced that once again it was the only vendor named a Customers’ Choice in the 2026 Gartner® Peer Insights™ Voice of the Customer for Contact Center as a Service (CCaaS report). This is the third time NiCE has been recognized as a Customers’ Choice.

This distinction is based on feedback and ratings from verified end users as of December 31, 2025. Based on 82 reviews, NiCE received an overall rating of 4.6 out of 5, with 86 percent of customers saying they would recommend NiCE.

According to Gartner, “Vendors placed in the upper-right quadrant of the “Voice of the Customer” quadrants are recognized with the Gartner Peer Insights Customers’ Choice distinction, denoted with a Customers’ Choice badge. The recognized vendors meet or exceed both the market average Overall Experience and the market average User Interest and Adoption.”

In the 2026 Gartner Peer Insights Voice of the Customer for Contact Center as a Service, comments from actual NiCE customers include:

•	“Balancing Innovation With Customer Support Remains Ongoing for Service Teams”

•	“Long-Term Experience Reveals ROI and Ease of Use With NiCE Technologies”

•	“A powerful, supportive, and transformative platform backed by exceptional expertise”

Jeff Comstock, President of CX Product & Technology at NiCE, said, “Receiving such outstanding ratings in this year’s Voice of the Customer report is meaningful to us. Our customers continue to push the boundaries of what exceptional experiences look like and we are proud to innovate alongside them. These high scores reflect our relentless commitment to bringing trustworthy enterprise-grade AI to every workflow, every agent, and every interaction. We are deeply grateful for the confidence our customers place in us and we remain steadfast in helping organizations achieve extraordinary results with CXone.”

Gartner Disclaimers

GARTNER is a registered trademark and service mark of Gartner and Peer Insights is a registered trademark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences with the vendors listed on the platform, should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

Sources:

Gartner: 2026 Gartner Peer Insights Voice of the Customer for Contact Center as a Service (CCaaS), February 27, 2026.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.